[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2037	lspaccasi@luselaw.com

April 23, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:	Mr. Todd K. Schiffman

	Re:	Blue Hills Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-194486)

Dear Mr. Schiffman:

On behalf of Blue Hills Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s comment letter dated April 7, 2014, as well as the Company’s responses to those comments. The Amended Form S-1 has been blacklined to reflect changes from the original filing.

Registration Statement and Amendment No. 1 on Form S-1

General

1.	Please include all sections of your registration statement and prospectus supplement in subsequent amendments. See Securities Act Regulation 472.

The Company will include all sections of its registration statement and prospectus supplement in subsequent amendments.

Mr. Todd K. Schiffman

April 23, 2014

2.	We note that you qualify as an emerging growth company. Revise to briefly described the various exemptions available to you, such as the exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Exchange Act.

The risk factor addressing the Company’s status as an emerging growth company on page 25 of the prospectus has been revised to include the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002, while also noting that FDIC regulations require that Blue Hills Bank’s accountants examine the Bank’s internal controls over financial reporting. In addition, a description of the exemptions available to the Company as an emerging growth company has been added to page 132 of the revised prospectus under the heading “Supervision and Regulation—Emerging Growth Company Status,” and a reference to such description has been added to page 14 of the revised prospectus under the heading “Summary—Emerging Growth Company Status.”

3.	Please also revise to disclose your election under Section 107(b) of the JOBS Act.

•	If you elect to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable.

•	If you elect to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, include risk factor disclosure explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. You should also disclose in the risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please provide a similar statement in your critical accounting policy disclosures in your Management’s Discussion and Analysis section.

Disclosure of the Company’s election under Section 107(b) of the JOBS Act, including the fact that such election is irrevocable, has been added to page 132 of the revised prospectus under the heading “Supervision and Regulation—Emerging Growth Company Status.”

Prospectus Cover Page

4.	Confirm that you have not and will not use this prospectus before the effective date of the registration statement. Otherwise revise to include a “Subject to Completion” legend as required by Item 501(b)(10) of Regulation S-K.

The Company confirms that it will not use the prospectus before the effective date of the registration statement.

Mr. Todd K. Schiffman

April 23, 2014

5.	Please revise your heading to disclose that your offering is subject to increase up to 27,772,500 shares of common stock, as your outside back cover page more prominently notes.

The heading has been revised as requested.

6.	Revise to disclose your underwriting arrangement in the event that the subscription and community offerings are not entirely successful which, according to Section 1 of Exhibit 1.2, may then either be conducted on a best efforts or a firm commitment basis. Disclose that Keefe, Bruyette & Woods will be the sole book-running manager in either instance, that they will receive a fee in addition to its fees earned in the subscription and community offerings, and that this fee will not exceed 5.25% of the aggregate dollar amount of the common stock sold in a syndicated community offering. Finally, indicate that if you make “other arrangements for sale of unsubscribed shares” as discussed in the fourth paragraph on page 146, you will file a post-effective amendment to describe the arrangements.

The last sentence of the fifth paragraph of the cover page has been revised to indicate that Keefe, Bruyette & Woods will be the sole book-running manager in any syndicated community offering or firm commitment underwritten offering. Footnote 1 to the Offering Summary table has been revised to disclose that Keefe, Bruyette & Woods will be paid a fee of 5.25% of the aggregate dollar amount of shares sold in any syndicated community offering or firm commitment underwritten offering, and that such fees are in addition to any fees paid to Keefe, Bruyette & Woods for shares sold in the subscription and community offerings. A sentence has been added at the end of the third paragraph of the cover page noting that if any other arrangements are made for the sale of unsubscribed shares, such arrangements will be disclosed in a post-effective amendment to the registration statement.

7.	Include, by footnote or otherwise, a revised estimate of net proceeds and net proceeds per share in the event of a syndicated community or firm commitment underwritten offering. Make corresponding changes to your use of proceeds disclosure on page 34.

A footnote has been added to the Offering Summary table on the cover setting forth the estimated net proceeds and net proceeds per share at the minimum, midpoint, maximum and adjusted maximum of the offering range if all of the shares were sold in a syndicated community offering or firm commitment underwritten offering. A similar footnote setting forth the estimated net proceeds has been added to the use of proceeds table on page 50 of the revised prospectus.

Mr. Todd K. Schiffman

April 23, 2014

Risk Factors, page 15

Our Branch network expansion strategy…, page 18

8.	Disclose the estimated costs for opening each de novo branch.

Page 18 has been revised, as requested.

Pro Forma Data, page 42

9.	We note the disclosure that the data set forth in this section assumes the acquisition of the Nantucket branches occurred as of December 31, 2013; however, it is not clear what effect you have given that acquisition on the historical financial information presented in this data. Please revise to set forth that effect from the effect of the offering.

The last bullet point on page 58 of the prospectus has been revised to note that the data set forth in the table assumes that intangible assets are equal to $14.9 million at December 31, 2013, based on the assumption that the acquisition of the Nantucket Bank branches (“Nantucket Branch Acquisition”) had been completed as of that date.

Nantucket Branch Acquisition, page 53

10.	Please tell us in detail why you do not believe the acquisition of Nantucket Bank does not constitute a business. We note, for instance, that you acquired all the branches of Nantucket Bank, you are retaining its name and that you recorded goodwill and core deposit intangible assets as a result of the acquisition. Refer to ASC 805-10-55-4 through 55-9.

In a letter to the Office of the Chief Accountant dated January 3, 2014, the Company requested the Staff’s concurrence with the Company’s conclusion that the Nantucket Branch Acquisition was not an acquisition of a business requiring historical financial statements in the Registration Statement. By letter dated January 10, 2014, the Staff concurred with the Company’s conclusion based on the information provided by the Company. The Company’s letter dated January 3, 2014 did not specifically address the goodwill that the Company would record as a result of the Nantucket Branch Acquisition, and we refer to the Division of Corporation Finance Reporting Manual Section 2010.1 which acknowledges the following:

Reporting versus Accounting – The determination of what constitutes a business for reporting purposes (e.g., S-X 3-05 and Item 2.01 of Form 8-K) is made by reference to the definition of a “business” in S-X 11-01(d). The determination of what constitutes a

Mr. Todd K. Schiffman

April 23, 2014

business for accounting purposes (e.g., whether acquired net assets constitute a business for purposes of determining whether a business combination as defined in SFAS 141R [ASC-MG] has occurred) is made by reference to SFAS 141R paragraph 3d [ASC-MG]. It is possible for the determination to be different under the two requirements.

The Company has concluded that the acquisition method of accounting for the transaction is appropriate as a result of the purchase price (premium paid on the deposits assumed) exceeding the fair value of the net assets acquired, including the core deposit intangible.

The Staff stated in its letter dated January 10, 2014, that the Company should include in the Registration Statement: (i) pro forma balance sheet information prepared in accordance with Article 11 of Regulation S-X pursuant to Item 11-01(a)(8) of Regulation S-X; (ii) Industry Guide 3 information for deposits and loans; and (iii) other information as determined necessary to adequately describe the potential effects of Nantucket Branch Acquisition on the Company’s financial condition and results of operations. Page 69 of the revised prospectus includes a table that shows fair value adjustments of the assets acquired and liabilities assumed and other acquisition accounting adjustments and the resulting pro forma impact of the Nantucket Branch Acquisition on Hyde Park Bancorp, MHC as of December 31, 2013, assuming that the acquisition had been completed on that date. The Recent Developments section beginning on page 32 of the revised prospectus provides balance sheet information for Hyde Park Bancorp, MHC at March 31, 2014, which includes the impact of the Nantucket Branch Acquisition. The Recent Developments section also provides extensive Industry Guide 3 information for deposits and loans at March 31, 2014.

11.	Please revise here and elsewhere in the document, as appropriate, to disclose the total purchase price paid in the acquisition and how it was funded.

The Company has added disclosure on page 69 of the revised prospectus addressing the costs and funding of the Nantucket Branch Acquisition.

Critical Accounting Policies

Allowance for Loan Losses, page 55

12.	Please revise to provide a discussion of your reliance on extrapolated state and national information to develop the allowance for loan losses and to discuss the extent to which you do so.

Page 72 has been revised, as requested.

Mr. Todd K. Schiffman

April 23, 2014

General Component, page 56

13.	Please revise here and elsewhere in the document, as appropriate, to quantify the effect of the revision made to the methodology used to determine the general component of your allowance for loan losses and to provide a more detailed discussion of the further segmentation of your loan portfolio.

Page 72 of the prospectus has been revised, as requested.

One to Four Family Residential Mortgage Loans, page 78

14.	Please revise to specifically disclose the criteria you use to qualify borrowers for adjustable rate loans.

Page 95 of the prospectus has been revised, as requested.

Allowance for Loan Losses, page 89

15.	Please revise to provide a more detailed discussion of the specific state and national information used to develop the allowance for loan losses in the absence of historical experience for your portfolio, including how it has changed over the periods it has been utilized. Disclose the source of the information used and how it is extrapolated to your portfolio. Please be specific. Finally, please discuss when you believe you will have enough actual, historical information for your portfolio to rely on in developing the allowance for loan losses.

Page 105 of the prospectus has been revised, as requested.

Investments, page 95

16.	Please revise to disclose whether the referenced collateralized debt obligations were actually sold.

Page 112 of the prospectus has been revised, as requested.

17.	Please revise to provide a discussion of the nature of your other mortgaged back securities, including the issuers and the characteristics of the underlying loans, and your financial services and other corporate bond investments.

The investment securities table on page 113 of the prospectus has been revised to provide additional detail regarding the Company’s other mortgage and asset-backed securities, financial services securities and other corporate securities. Additional discussion of the Company’s mortgaged back securities has been added on pages 36 and 112 of the prospectus.

Mr. Todd K. Schiffman

April 23, 2014

Transactions with Certain Related Persons, page 122

18.	If applicable, please include the statements from Instruction 4(c) to Item 404(a) of Regulation S-K.

The referenced statements are not applicable.

Consolidated Financial Statements of Hype Park

Note 5. Loans, page F-28

19.	Please revise to clarify whether the amount disclosed as a contingent liability for loans sold with recourse includes both loans sold with standard representations and warranties and loans sold subject to repurchase for fraud and or documentation issues.

Page F-28 has been revised, as requested.

Note 16. Subsequent Event, page F-59

20.	It appears Sovereign Bank, N.A. changed its name in October, 2013. Please revise accordingly, or advise.

Page F-59 has been revised, as requested.

*    *    *    *

Mr. Todd K. Schiffman

April 23, 2014

We believe the foregoing is responsive to the Staff’s comments. Please acknowledge receipt of the enclosures by date-stamping and returning the enclosed copy of this letter. Please direct any comments or questions to the undersigned at (202) 274-2037.

Sincerely,

/s/ Lawrence M.F. Spaccasi Lawrence M.F. Spaccasi

Enclosures

Cc:	William M. Parent, President and CEO of Blue Hills Bank

Christopher Dunham, SEC Staff Attorney (3 copies)

John P. Nolan, SEC Senior Assistant Chief Accountant

Paul Cline, SEC Staff Accountant

John J. Doherty, Wolf & Company, P.C.